Mail Stop 3561

June 11, 2008

By Facsimile and U.S. Mail

Mr. Frank P. Elsenbast
Senior Vice President Finance and Chief Financial Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

      Re: ValueVision Media, Inc.
              Form 10-K for the fiscal year ended February 3, 2007
              Filed April 17, 2007
              File No. 000-20243

Dear Mr. Elsenbast:

      We have completed our review on the above referenced filing and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief